Exhibit 99.1

Gridsum Receives NASDAQ Notice Regarding Non-Compliance with Minimum Market Value of Publicly Held Shares Requirement

BEIJING, May 4, 2020 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics and artificial intelligence (“AI”) solutions in China, today announced that on May 1, 2020, it received a letter (the “Nasdaq Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”), indicating that for the last thirty consecutive business days, the Company’s Market Value of Publicly Held Shares (“MVPHS”) had been below the minimum value of $15,000,000 required for continued listing on The Nasdaq Global Select Market under Nasdaq Listing Rule 5450(b)(3)(C).

The Nasdaq Letter has no immediate impact on the listing of the Company’s American depositary shares, each representing one Class B ordinary share of the Company, on The Nasdaq Global Select Market. Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has been granted a 180-calendar day grace period to regain compliance with the MVPHS requirement. The continued listing standard will be met if the Company’s MVPHS closes at $15,000,000 or more for a minimum of ten consecutive business days during such compliance period.

The Nasdaq Letter further indicated that Nasdaq filed an immediately effective rule change with the U.S. Securities and Exchange Commission on April 16, 2020. Pursuant to the rule change, Nasdaq tolled the compliance period for bid price and MVPHS requirements through June 30, 2020. As a result, the 180-day compliance period will be reinstated on July 1, 2020, and expire on December 28, 2020. Accordingly, if at any time during the tolling period or the 180-day compliance period the Company’s MVPHS closes at $15,000,000 or more for a minimum of ten consecutive business days, the Company will regain compliance with Nasdaq Listing Rule 5450(b)(3)(C), and Nasdaq will provide the Company with written confirmation of compliance.

If the Company does not regain compliance with 5450(b)(3)(C) by December 28, 2020, the Company will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer the Company’s securities to The Nasdaq Capital Market, provided that the Company meets the continued listing requirements of The Nasdaq Capital Market.

The Company intends to monitor its MVPHS and consider available options if its MVPHS is not at a level likely to result in the Company regaining compliance with Nasdaq Listing Rule 5450(b)(3)(C) by December 28, 2020. However, there can be no assurance that the Company will be able to regain compliance with the MVPHS requirement, or that it will otherwise be in compliance with other Nasdaq listing criteria.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Gridsum

Gridsum Holding Inc. (NASDAQ: GSUM) is a leading provider of cloud-based big-data analytics and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform and the Gridsum Prophet: Enterprise AI Engine, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better-informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Forward-looking statements involve inherent risks and uncertainties. Many factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to general economic conditions in China, unexpected difficulties in pursuit of our business strategy, unpredictable demand for solutions we have developed, difficulties keeping and strengthening relationships with existing customers or expanding our customer base, availability of additional capital when needed, uncertainties associated with our repayment of indebtedness and our ability to maintain listing for trading on The Nasdaq Stock Market, and uncertainty about the Proposal. Further information regarding these and other risks is included in Gridsum’s annual report on Form 20-F and other reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relations

Gridsum
ir@gridsum.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In U.S.
Mr. Tip Fleming
Phone: +1 917 412 3333
Email: tfleming@christensenir.com